UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

JetBlue Airways Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

477143101

(CUSIP Number)

Vladimir Galkin

10900 NW 97th Street, #102

Miami, FL 33178

(310) 880-6330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 477143101	Page 2 of 8

1. Names of Reporting Persons. Vladimir Galkin
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF (See Item 3)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 34,609,605 (1)(2)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 34,609,605 (1)(2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 34,609,605 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
13. Percent of Class Represented by Amount in Row (11) 10.0% (1)(2)(3)
14. Type of Reporting Person IN

(1)Includes (a) 2,699,982 shares of Common Stock jointly owned by Vladimir Galkin and Angelica Galkin, husband and wife (the “Galkins”); and (b) 106,699 shares of Common Stock held by the minor children of the Galkins. The Galkins disclaim beneficial ownership of the shares of Common Stock held by their minor children.

(2)Vladimir Galkin also has shared voting power and dispositive power over 31,802,924 shares of Common Stock, which are held by the Angelica Galkin Revocable Trust, dated April 21, 2018 (“Galkin Revocable Trust”).  Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.

(3)If the Percent of the Class Represented by Amount in Row (11) is rounded to the nearest hundredth (2 decimals), the percentage amount is 9.98%. The percentage reported in this Schedule 13D is based on 346,833,127 shares of Common Stock of the Issuer outstanding as of June 30, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 30, 2024.

13D

CUSIP No. 477143101	Page 3 of 8

1.Names of Reporting Persons. Angelica Galkin
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF (See Item 3)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 34,609,605 (1)(2)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 34,609,605 (1)(2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 34,609,605 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
13. Percent of Class Represented by Amount in Row (11) 10.0% (1)(2)(3)
14. Type of Reporting Person IN

(1)Includes (a) 2,699,982 shares of Common Stock jointly owned by Vladimir Galkin and Angelica Galkin, husband and wife (the “Galkins”); and (b) 106,699 shares of Common Stock held by the minor children of the Galkins. The Galkins disclaim beneficial ownership of the shares of Common Stock held by their minor children.

(2)Angelica Galkin also has shared voting power and dispositive power over 31,802,924 shares of Common Stock, which are held by the Galkin Revocable Trust.  Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.

(3)If the Percent of the Class Represented by Amount in Row (11) is rounded to the nearest hundredth (2 decimals), the percentage amount is 9.98%.  The percentage reported in this Schedule 13D is based on 346,833,127 shares of Common Stock of the Issuer outstanding as of June 30, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 30, 2024.

13D

CUSIP No. 477143101	Page 4 of 8

1.Names of Reporting Persons. Angelica Galkin Revocable Trust (1)
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds WC (See Item 3)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6. Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 31,802,924 (2)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 31,802,924 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 31,802,924 (2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
13. Percent of Class Represented by Amount in Row (11) 9.2% (2)(3)
14. Type of Reporting Person OO

(1)Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.

(2)Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 31,802,924 shares of Common Stock, which are held by the Galkin Revocable Trust.

(3)The percentage reported in this Schedule 13D is based on 346,833,127 shares of Common Stock of the Issuer outstanding as of June 30, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 30, 2024.

13D

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ITEM 1.Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”) of JetBlue Airways Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 27-01 Queens Plaza North, Long Island City, New York 11101.

ITEM 2.Identity And Background.

(a)This Schedule 13D is being filed jointly by: (i) each of Vladimir Galkin and Angelica Galkin, husband and wife; and (ii) The Angelica Galkin Revocable Trust, dated April 21, 2018 (“Galkin Revocable Trust”) (collectively, the “Reporting Persons” and individually, a “Reporting Person”).

(b)The business address of each Reporting Person is 10900 NW 97th Street, #102, Miami, FL 33178.

(c)Vladimir Galkin is a citizen of the United States of America, and is principally engaged in the business of: (i) serving as Co-Founder, Executive Chairman, and Manager of HUBX, LLC; and (ii) investing in securities and real estate.

Angelica Galkin is a citizen of the United States of America, and is principally engaged in the business of: (i) investments for the benefit of the beneficiary of the Galkin Revocable Trust; and (ii) investing in securities and real estate.

The Galkin Revocable Trust is an estate planning vehicle that makes and holds investments for its beneficiary, Angelica Galkin. Angelica Galkin serves as the sole trustee of the Galkin Revocable Trust; provided, however, she has delegated to Vladimir Galkin the shared right to direct the voting and disposition of the securities owned by the Galkin Revocable Trust. Accordingly, each of Vladimir Galkin and Angelica Galkin: (i) has the shared right to direct the voting and disposition of the shares of Common Stock owned by the Galkin Revocable Trust; and (ii) may be deemed to beneficially own the shares of Common Stock held by the Galkin Revocable Trust.

(d)No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The Galkin Revocable Trust was established in Florida; however, it has no designated place of organization.

ITEM 3.Source and Amount of Funds or Other Consideration.

Each of Vladimir Galkin and Anglica Galkin used cash from their personal funds and margin account borrowings made in the ordinary course of business to make the purchases of shares of Common Stock listed herein. The Galkin Revocable Trust used cash from its capital account and margin account borrowings made in the ordinary course of business to make the purchases of shares of Common Stock listed herein.  The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. A total of approximately $212,841,110 was paid to acquire the shares of Common Stock reported herein. Part of the purchase price of such shares of Common Stock was obtained through margin borrowing.

ITEM 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other shareholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value. In addition, the Reporting Persons have had, and intend to continue to have, discussions with members of the Issuer's management and board of directors regarding the possibility of board representation. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

13D

  CUSIP No.  477143101                   Page 6 of 8

ITEM 5. Interest in Securities of the Issuer.

(a)As of the date hereof, each of Vladimir Galkin and Angelica Galkin may be deemed to beneficially own, in the aggregate, 34,609,605 shares of Common Stock, representing approximately 10.0% of the outstanding shares of Common Stock of Issuer. (If the Percent of the Class Represented by Amount in Row 11 of the Cover Page is rounded to the nearest hundredth (2 decimals), the percentage amount is 9.98%.)  This amount consists of (i) 2,699,982 shares of Common Stock held jointly by Vladimir Galkin and Angelica Galkin, husband and wife, representing approximately 0.8% of the outstanding shares of Common Stock of Issuer; (ii) 106,699 shares of Common Stock held by the minor children of the Galkins, representing approximately 0.0%; and (iii) 31,802,924 shares of Common Stock held by the Galkin Revocable Trust, representing approximately 9.2% of the outstanding shares of Common Stock of Issuer.

The Galkin Revocable Trust directly beneficially owns 31,802,924 shares of Common Stock, representing 9.2% of the outstanding shares of Common Stock of Issuer.

The foregoing beneficial ownership percentages reported in this Item 5 are based upon 346,833,127 shares of Common Stock of the Issuer outstanding as of June 30, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 30, 2024.

(b)See Rows 7-10 of the cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock by each of the Reporting Persons.

(c)All the transactions involving shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. Except as otherwise noted below, all such transactions were purchases and sales of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

(d)Not applicable.

(e)No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to Be Filed as Exhibits.

1.Exhibit A - Joint Filing Agreement of the Reporting Persons.

13D

   CUSIP No.  477143101              Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 5, 2024	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: September 5, 2024	By:	/s/ Angelica Galkin
Angelica Galkin

ANGELICA GALKIN REVOCABLE TRUST

Date: September 5, 2024			/s/ Angelica Galkin
		By:	Angelica Galkin
		Title:	Trustee

13D

   CUSIP No.  477143101              Page 8 of 8

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Stock of the Issuer which were effectuated by Reporting Persons during the past sixty (60) days. All transactions were effectuated in the open market through a broker.

Name of Reporting Person	Date of Transactions	Type of Transactions	Number of Securities	Price Per Share(1)
Galkin Revocable Trust	08/30/24	Purchase	102,924	$ 5.14
Vladimir and Angelica Galkin (2)	08/30/24	Purchase	27	$ 5.07
Vladimir Galkin & Angelica Galkin, jointly	08/30/24	Sale	(85,166)	$ (5.15)
Galkin Revocable Trust	08/29/24	Purchase	1,144,445	$ 4.97
Vladimir Galkin & Angelica Galkin, jointly	08/29/24	Sale	(431,500)	$ (4.97)
Galkin Revocable Trust	08/27/24	Purchase	55,555	$ 4.85
Galkin Revocable Trust	08/26/24	Purchase	2,263,296	$ 4.79
Galkin Revocable Trust	08/22/24	Purchase	1,646,149	$ 4.77
Galkin Revocable Trust	08/21/24	Purchase	10,000	$ 4.79
Galkin Revocable Trust	08/20/24	Purchase	25,000	$ 4.80
Galkin Revocable Trust	08/19/24	Purchase	682,341	$ 4.79
Vladimir and Angelica Galkin (2)	08/19/24	Purchase	72	$ 4.78
Galkin Revocable Trust	08/16/24	Purchase	620,689	$ 4.73
Galkin Revocable Trust	08/13/24	Purchase	162,036	$ 4.63
Galkin Revocable Trust	08/13/24	Sale	(25,000)	$ (4.70)
Galkin Revocable Trust	08/12/24	Purchase	2,861,352	$ 5.03
Galkin Revocable Trust	08/12/24	Sale	(10,921)	$ (4.88)
Galkin Revocable Trust	08/09/24	Sale	(619)	$ (6.12)
Galkin Revocable Trust	08/08/24	Purchase	532,410	$ 6.00
Galkin Revocable Trust	08/08/24	Sale	(1,757)	$ (6.10)
Galkin Revocable Trust	08/07/24	Purchase	422,495	$ 5.99
Galkin Revocable Trust	08/06/24	Purchase	359,000	$ 5.55
Galkin Revocable Trust	08/01/24	Purchase	520,195	$ 6.28
Vladimir Galkin & Angelica Galkin, jointly	08/01/24	Purchase	150,000	$ 6.37
Galkin Revocable Trust	07/31/24	Purchase	466,668	$ 6.60
Vladimir Galkin & Angelica Galkin, jointly	07/31/24	Purchase	74,571	$ 6.35
Galkin Revocable Trust	07/30/24	Purchase	66,666	$ 6.65
Galkin Revocable Trust	07/30/24	Sale	(530,095)	$ (6.57)
Vladimir Galkin & Angelica Galkin, jointly	07/30/24	Sale	(209,705)	$ (7.25)
Galkin Revocable Trust	07/29/24	Purchase	138,426	$ 6.07
Galkin Revocable Trust	07/26/24	Sale	(133,426)	$ (6.19)
Galkin Revocable Trust	07/25/24	Purchase	66,666	$ 6.10
Galkin Revocable Trust	07/25/24	Sale	(67,666)	$ (6.16)
Galkin Revocable Trust	07/23/24	Purchase	2,434	$ 5.99
Galkin Revocable Trust	07/18/24	Purchase	878,739	$ 6.11
Galkin Revocable Trust	07/18/24	Sale	(66,666)	$ (6.30)
Galkin Revocable Trust	07/17/24	Purchase	2,657,431	$ 6.39
Galkin Revocable Trust	07/17/24	Sale	(237,248)	$ (6.51)
Galkin Revocable Trust	07/16/24	Purchase	107,551	$ 6.48
Galkin Revocable Trust	07/16/24	Sale	(16,146)	$ (6.50)
Galkin Revocable Trust	07/15/24	Purchase	100,000	$ 6.10
Galkin Revocable Trust	07/15/24	Sale	(500,000)	$ (6.26)

13D

Galkin Revocable Trust	07/12/24	Purchase	500,000	$ 6.07
Galkin Revocable Trust	07/12/24	Sale	(387,134)	$ (6.11)
Vladimir Galkin & Angelica Galkin, jointly	07/12/24	Sale	(296,037)	$ (6.13)
Galkin Revocable Trust	07/11/24	Purchase	624,904	$ 5.71
Galkin Revocable Trust	07/11/24	Sale	(633,333)	$ (5.79)
Galkin Revocable Trust	07/10/24	Purchase	530,343	$ 5.74
Galkin Revocable Trust	07/10/24	Sale	(172,222)	$ (5.80)
Galkin Revocable Trust	07/09/24	Purchase	172,368	$ 5.69
Vladimir Galkin & Angelica Galkin, jointly	07/09/24	Purchase	11,111	$ 5.71
Galkin Revocable Trust	07/08/24	Purchase	118,150	$ 5.85
Vladimir Galkin & Angelica Galkin, jointly	07/08/24	Purchase	33,333	$ 5.88
Galkin Revocable Trust	07/05/24	Purchase	299,997	$ 5.88
Vladimir Galkin & Angelica Galkin, jointly	07/05/24	Purchase	355,555	$ 5.95

(1)The prices reported are weighted-average prices and include commissions paid in per share prices. These shares of Common Stock were purchased in multiple transactions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in this Footnote 1.

(2)These transactions represent purchases and sales of shares of Common Stock held by the minor children of Vladimir Galkin and Angelica Galkin.

13D

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13D to which this Agreement is attached as Exhibit A, with respect to the beneficial ownership of the undersigned shares of common stock of JetBlue Airways Corporation, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: September 5, 2024	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: September 5, 2024	By:	/s/ Angelica Galkin
Angelica Galkin

ANGELICA GALKIN REVOCABLE TRUST

Date: September 5, 2024			/s/ Angelica Galkin
		By:	Angelica Galkin
		Title:	Trustee